Sidley Austin LLP 1001 Page Mill Road Building 1 Palo Alto, CA 94304 (650) 565 7000 (650) 565 7100 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA FOUNDED 1866	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

September 21, 2015

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ruairi Regan/Pamela Howell

Re:	CytomX Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 11, 2015
Response dated September 18, 2015
File No. 333-206658

Ladies and Gentlemen:

On behalf of CytomX Therapeutics, Inc. (the “Company”), we hereby respond (the “Response Letter”) to the supplemental comments raised by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated September 18, 2015 relating to the draft marked pages of the Company’s Amendment No. 3 (“Amendment No. 3”) to the registration statement on Form S-1 (the “Registration Statement”), which Registration Statement was filed under the Securities Act of 1933, as amended (the “Securities Act”), on August 28, 2015 and amended by Amendment No. 1 to the Registration Statement on September 11, 2015. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable responses. We are also providing draft marked pages to Amendment No. 3 in connection with this Response Letter that reflect (i) further revisions based on the responses set forth herein and (ii) certain other minor revisions to Amendment No. 3.

The Offering, page 8

1.	You disclose that the number of shares to be outstanding after the offering is based on 28,259,170 shares of common stock outstanding as of August 31, 2015 which includes the conversion of all shares of preferred stock and the net exercise of all outstanding warrants to purchase shares of preferred stock. Please tell us how you determined the amount of common shares to be outstanding in view of the 27,135,453 converted preferred shares and 65,884 purchase warrants reflected in footnote 1 to the table on page 11.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

September 21, 2015

Response: The Company respectfully advises the Staff that the 28,259,170 shares presented on page 8 of Amendment No. 3 is calculated as the sum of 27,135,453 shares representing the preferred stock converted to shares of common stock in connection with the closing of the transaction, 65,884 shares representing the shares issuable upon net exercise of the warrants in connection with the closing of the transaction and 1,057,833 shares of common stock that were outstanding as of August 31, 2015.

Dilution, page 58

2.	You state that your historical net tangible book value per share is comprised of your total tangible assets less total liabilities, less preferred stock, divided by the number of your outstanding shares of common stock. Please specify the assets that you are excluding from your total tangible assets and provide your calculations that support your historical, pro forma and pro forma as adjusted net tangible book value per share as of June 30, 2015.

Response: The Company has updated the disclosure in Amendment No. 3 regarding dilution to specify the exclusion of intangible assets and goodwill in its calculation of net tangible book value, and has revised its calculations accordingly. These calculations are attached hereto as Appendix A. Please see pages 58-59 of Amendment No. 3.

Financial Statements

14. Stock Option Plans, page F-29

3.	Your disclosures indicate that you granted 697,557 stock options in 2014 with a weighted average exercise price of $1.449 and an additional 1,290,705 stock options with a weighted average exercise price of $2.621 during the six months ended June 30, 2015. Please address the following points:

•	Provide us with further details for stock and options issued on dates within the last year including number of shares/options granted, grant dates, and exercise prices.

•	Tell us the methods used and the material assumptions involved in determining the fair value of the company’s shares in relation to the stock or options issued leading up to the offering.

•	To the extent estimated IPO price differs significantly from the most recent fair value determined for your common shares, please tell us the significant factors and events contributing to the changes in fair value of the underlying stock leading up to the expected IPO.

September 21, 2015

Response:

The following table summarizes by grant date the number of shares of the Company’s common stock (“Common Stock”) underlying stock options granted by the Company during the twelve months preceding, and the period subsequent to, the most recent balance sheet date included in the Registration Statement, as well as the associated per Common Share exercise price and the estimated fair value per share of the Common Stock used to determine stock-based compensation expense for financial reporting purposes.

Grant date	Number of shares underlying Common Stock options granted	Exercise price per share of Common Stock	Estimated fair value per share of Common Stock
October 9, 2014	249,549	$1.51	$1.51
February 9, 2015	736,026	$1.57	$2.77	(1)
April 1, 2015	89,878	$1.57	$4.22	(1)
May 7, 2015	464,801	$4.47	$5.35	(1)
July 21, 2015	539,041	$6.61	$9.61	(2)
August 7, 2015	9,237	$6.61	$15.0	(2)
August 24, 2015	5,821	$6.61	$15.0	(2)
August 26, 2015	986,172	$6.61	$15.0	(2)
August 28, 2015	435,407	$6.61	$15.0	(2)

(1)	At the time of the option grants on February 9, 2015, April 1, 2015 and May 7, 2015, the Company’s board of directors determined the fair value of the Common Stock after taking into account the Company’s most recently available contemporaneous valuations of its Common Stock as of such grant date, as well as additional factors that may have changed since the date of such contemporaneous valuation through the date of grant. However, as described below, for financial reporting purposes the fair value of Common Stock at the date of these grants were adjusted in connection with a retrospective fair value assessment.

(2)

At the time of July 21, 2015, August 7, 2015, August 24, 2015, August 26, 2015 and August 28, 2015 stock option grants, the Company initially determined the estimated fair value of its Common Stock in connection with the grants based on its most recent available valuation as of June 30, 2015 . On August 28, 2015, subsequent to the grant dates, the underwriters selected by

September 21, 2015

the Company to conduct its initial public offering (“IPO”) presented a preliminary analysis of the proposed valuation of the Company. Based on the underwriters’ presentation and input from the Company’s management and board of directors, a preliminary price range of $15.00 to $17.00 per share of Common Stock (the “Preliminary IPO Price Range”) was derived. In light of the determination of the Preliminary IPO Price Range, for financial reporting purposes the Company retrospectively evaluated the fair value of its Common Stock with respect to the stock options granted in July and August 2015. In connection with this reassessment and the proximity to the proposed IPO, the Company has determined to utilize the lower end of the Preliminary IPO Price Range, $15.00 per share, as the fair value of its Common Stock for purposes of recording stock-based compensation expense for the grants made in August 2015. With respect to the July 21, 2015 grants, the Company considered the increase in the fair value of Common Stock between June 30, 2015 to August 28, 2015 and determined the July 21, 2015 value to be $9.61 using the ratable approach, as no single event was responsible for the increase in the fair value of the Company’s Common Stock between June 30, 2015 and August 28, 2015.

Historical Determination of Fair Value of Common Stock on Grant Dates

As previously disclosed, the Company determined the fair value of its Common Stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s board of directors also considered various objective and subjective factors, along with input from management and independent third-party valuations, to determine the fair value of its Common Stock as disclosed in the Registration Statement.

As described in more detail in the Registration Statement, the Company utilized the probability-weighted expected return method (“PWERM”), and option pricing method (“OPM”), which are accepted valuation methods under the AICPA Practice Guide, for determining the fair value of its Common Stock. The PWERM method is appropriate for a company expecting a liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. The future outcomes considered under the PWERM included non-IPO market based outcomes as well as IPO scenarios. The fair value of the enterprise determined using the IPO and non-IPO scenarios would be weighted according to the Company’s board of directors’ estimate of the probability of each scenario.

Over time, a combination of factors caused changes in the fair value of the Company’s Common Stock. The following summarizes the changes in value during the twelve months preceding, and the period subsequent to, the most recent balance sheet date included in the Registration Statement.

September 21, 2015

October 9, 2014. During the period leading to the October 9, 2014 grants, the Company continued to make progress in its pre-clinical product portfolio. In April 2014, the Company closed an additional tranche of Series B-1 preferred stock financing. In May 2014, the Company entered into a worldwide collaboration agreement with Bristol-Myers Squibb (“BMS”) and granted BMS exclusive worldwide rights to develop and commercialize Probodies for up to four oncology targets.

The Company estimated the fair value of Common Stock based on the valuation of its Common Stock that indicated that the fair value of the Common Stock on that date was $1.51 per share. This contemporaneous valuation used the PWERM methodology to develop a probability weighted estimate of the value of the Company’s Common Stock based on the assessment of several possible future scenarios that were weighted at 10% for the IPO liquidity event, 50% for an M&A scenario and 40% potential dissolution scenario. Prior to the collaboration, the Company had less than one year of funding for operations. Based on the Company’s two major collaborations with Pfizer and BMS, as well as M&A trends in the biotechnology industry, the Company anticipated a lower probability of an exit through IPO compared to the M&A scenario.

In light of the valuation and factors existing as of the grant date, the Company’s board of directors determined that the estimated fair value of the Company’s Common Stock of $1.51 per share to be reasonable.

The Company also notes that it issued shares of its Series C preferred stock financing at $5.31 per share on December 21, 2014. The Series C preferred stock has certain additional rights, preferences and privileges relative the Company’s Common Stock, including a senior liquidation preference, preferential dividend rights, protective voting rights and conversion rights. Nonetheless, for sensitivity purposes, the Company submits that if the Series C preferred stock price was retrospectively used to estimate the fair value of the Common Stock underlying the October 9, 2014 grants, the incremental stock based compensation would be immaterial, amounting to less than $100,000 for the year ended December 31, 2014 with similar impact during the six months ended June 30, 2015.

Reassessment of Fair Value in Connection With Preparation of Interim Financial Statements

On June 28, 2015, subsequent to the closing of its Series D preferred stock financing, the Company held an organizational meeting relating to a proposed IPO. In connection with preparing for a proposed IPO and the preparation of the Company’s interim consolidated financial statements to be included in the Registration Statement, the Company reexamined the estimated fair value of its Common Stock associated with stock option issuances at February 9, 2015, April 1, 2015 and May 7, 2015, using revised probability weighting of liquidity events in light of the Company’s stage of development and its prospects for an IPO.

September 21, 2015

February 9, 2015. For purposes of the February 9, 2015 stock option grant issuance, the Company initially determined the estimated fair value of its Common Stock to be $1.57 per share, based on its December 31, 2014 valuation, the most recent available valuation. As a result of the reassessment, using a ratable approach for the increase in the fair value of Common Stock from December 31, 2014 through March 31, 2015 (discussed in further detail below), the Company determined the February 9, 2015 fair value at $2.77 per share for financial reporting purposes.

April 1, 2015. The Company performed valuation of its Common Stock as of March 31, 2015 that indicated that the fair value of the Common Stock on that date was $4.22 per share. In this valuation, the Company used the PWERM methodology to develop a probability weighted estimate of the value of the Company’s Common Stock based on the assessment of several possible future scenarios, in which an IPO liquidity event was weighted at 25%, an M&A scenario was weighted at 50% and a potential dissolution scenario was weighted at 25%. The Company determined that an exit through an IPO became more likely relative to prior periods and that the exit values would be higher based on the fact that the market continued to be receptive to healthcare initial public offerings, with 13 transactions pricing in the first quarter of 2015 and the Nasdaq Biotech Index increasing during the same period. The Company’s board of directors considered several additional factors in its determination of the fair value of the Company’s Common Stock, including the following:

•	In January 2015, the Company hired Dr. Michael Kavanaugh as its Chief Scientific Officer. Prior to joining the Company, Dr. Kavanaugh led the growth of the therapeutic pipelines at Five Prime Therapeutics, Novartis Institutes of Biomedical Research and Chiron Corporation. Hiring Dr. Kavanaugh was the key to the Company’s plans for successful product development and expanding partnerships with pharmaceutical companies.

•	In January and February 2015, the Company generated preclinical proof of concept for several of its targets. For PD-L1 target, Company generated proof of concept data for both tumor efficacy and safety models. For targets CD166, CD71 and ITGA3, the Company generated proof of concept data for the tumor efficacy models.

•	In March 2015, the Company received confirmation of intact Probody expression in the Chinese Hamster Ovary or CHO system. This system is a widely-used standard for manufacturing antibodies. This was an important progress to ensure feasibility and efficiency of the manufacturing process.

In light of these developments, the Company’s board of directors determined that the estimated fair value of the Company’s Common Stock had increased from $1.57 per share as of December 31, 2014 to $4.22 per share at April 7, 2015. No single event was responsible for the increase in the fair value of the Company’s Common Stock after December 31, 2014 and, as a result, the Company determined to use a ratable approach to the fair value assessment of its Common Stock as of February 9, 2015.

September 21, 2015

May 7, 2015. The Company used the PWERM methodology to develop a probability weighted estimate of the value of the Company’s Common Stock based on the assessment of several possible future scenarios that were weighted at 40% for the IPO liquidity event, 35% for M&A scenario and 25% potential dissolution scenario. In addition, the Company’s board of directors assessed several factors in its determination of the fair value of the Company’s Common Stock, including the following:

•	The Company generated preclinical proof of concept for several of its targets. For CTLA-4 target, the Company generated proof of concept data for both tumor efficacy and safety models. For targets CD166, CD71 and ITGA3, the Company generated proof of concept data for the safety models. For EGFR/CD3 target, the Company generated proof of concept data for the tumor efficacy model.

•	In May 2015, the Company hired Bob Goeltz as its Chief Financial Officer (“CFO”) to replace the Company’s temporary CFO. Mr. Goeltz has more than fifteen years of finance experience in the biotechnology industry, and, prior to joining the Company, was CFO of Onyx Pharmaceuticals and held leadership roles in business development, commercial finance and corporate accounting at Amgen.

•	During the period the Company started negotiations with various parties regarding its Series D preferred stock financing.

In light of these developments, the Company’s board of directors determined that the estimated fair value of the Company’s Common Stock had increased from $4.22 per share as of March 31, 2015 to $5.35 per share at May 7, 2015.

Determination of Fair Value of the Most Recent Grants

In July and August 2015, the Company granted 1,975,719 Common Stock options at the exercise price of $6.61 per share. The Company initially determined the estimated fair value of its Common Stock in connection with these grants based on a June 30, 2015 valuation, it’s most recent available valuation. This valuation was based in large part upon the Series D preferred stock financing that was completed on June 22, 2015 at a price per share of $9.35. During this period, the amount of any potential step-up in valuation from the Series D financing to a contemplated IPO was unclear. Further, the Nasdaq Biotech Index experienced significant volatility during the period.

On August 28, 2015, the underwriters selected to conduct the Company’s IPO presented a preliminary analysis of the proposed valuation of the Company. Based on this analysis and input from the Company’s management and board of directors, the Preliminary IPO Price Range was derived. In light of the Preliminary IPO Price Range, the Company retrospectively evaluated the fair

September 21, 2015

value of its Common Stock with respect to the stock options granted in July and August 2015. As noted above, the Company has decided to utilize the lower end of the Preliminary IPO Price Range, $15.00 per share, as the fair value of its Common Stock for purposes of recording stock-based compensation expense for grants made in August 2015. With respect to the July 21, 2015 grants, for financial reporting purposes the Company determined the July 21, 2015 value to be $9.61 using the ratable approach. As noted above, no single event was responsible for the increase in the fair value of the Company’s Common Stock between June 30, 2015 and August 28, 2015 and, as such, the Company determined that a ratable approach is appropriate for purposes of the July 21, 2015 fair value determination.

Comparison of IPO price range and recent fair value determination

As noted above, the Company has retrospectively reassessed the fair value of its Common Stock as of July 21, 2015, August 7, 2015, August 24, 2015, August 26, 2015 and August 28, 2015 using the Preliminary IPO Price Range for financial reporting purposes.

With regard to the May 7, 2015 stock option grants, the Company believes the following factors adequately explain the difference between the estimated fair values of the Company’s Common Stock and the Preliminary IPO Price Range:

•	On June 22, 2015, the Company completed Series D preferred stock financing and raised $70 million at $9.35 per share. The Series D preferred stock has certain additional rights, preferences and privileges relative the Company’s Common Stock, including a senior liquidation preference, preferential dividend rights, protective voting rights and conversion rights. In addition, participants in the Series D financing included eleven new investors with significant experience in investing in biotechnology industry. The Company believes that the financing increased overall value of the Company because of a substantial increase in the Company’s cash position to over $125 million, strengthening the ability to execute on its operating plans, and increasing the likelihood of a successful IPO.

•	In June 2015, the Company received confirmation of Probody titer in a bioreactor. This was an important step in the manufacturing process as it demonstrated that there is sufficient level of concentration for the commercialization of the product.

•	In June 2015, the Company hired Ms. Cynthia Ladd, J.D. as its General Counsel. It was essential to the Company to add an experienced General Counsel to ensure its continued growth, including expansion of collaboration deals with pharmaceutical companies. It was also important to have a seasoned General Counsel during the Company’s IPO process and ensure the Company is well prepared to function as a public company subsequent to the IPO.

September 21, 2015

•	In July 2015, the Company’s compound CX-072 (PD-L1 Probody) was selected as a clinical candidate. This was a milestone achievement in the process of transitioning the Company from pre-clinical to clinical stage.

•	On July 24, 2015, the Company made its initial confidential submission of its Registration Statement on Form S-1 for its IPO.

•	On August 31, 2015, the Company was informed by BMS Joint Research Committee that the CTLA-4 Probody and the Probody against the second BMS target were on track and continued to generate significant proof of concept data.

•	On August 31, 2015, the Company hired Dr. Rachel Humphrey as its Chief Medical Officer (“CMO”). Dr. Humphrey recently held leadership positions at Eli Lilly and at AstraZeneca, where she was responsible for building the immune-oncology departments and supervising the strategies and designs for all the immuno-oncology agents in development. Hiring an experienced CMO was crucial to the future growth and success, especially for the clinical stage trials and seeking FDA and other regulatory approvals.

•	On September 11, 2015, the Company publicly filed a Registration Statement on Form S-1 for its IPO.

In addition, the Company believes the difference between the May 7, 2015 fair value of its Common Stock and the lower end of the Preliminary IPO Price Range is a result of the following factors:

•	The Preliminary IPO Price Range represents a future price for shares of Common Stock that, if issued in the IPO, will be immediately tradable in a public market, whereas the estimated fair value of the Common Stock using PWERM methods described above represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid.

•	The Preliminary IPO Price Range necessarily represents a single event, whereas the PWERM method utilizes a probability-weighted approach with the resulting fair value per share reflecting the potential for alternative events, inherently decreasing the fair value per share due to the combination of operating scenarios other than an IPO.

Conclusion

In light of the Company’s determination of using the Preliminary IPO Price Range for July 21, 2015, August 7, 2015, August 24, 2015, August 26, 2015 and August 28, 2015 stock options grants; the comparison of the Preliminary IPO Price Range to the fair value of the May 7, 2015 stock option grants; retrospective reassessments of the fair value of its Common Stock related to February 9,

September 21, 2015

2015, April 1, 2015 and May 7, 2015 stock option grants; as well as the sensitivity analysis applied to October 9, 2014 grant that shows immaterial impact if the higher per share value (because of various rights, preferences and privileges relative to the Company’s Common Stock) of Series C preferred stock was used, the Company believes that the deemed per share fair values used as the basis for determining the reassessed stock-based compensation expense for financial reporting purposes are reasonable.

*        *        *         *        *

September 21, 2015

We believe that the proposed modifications to Amendment No. 3, and the supplemental information contained herein, are responsive to the Staff’s comments. On behalf of the Company, we are available to discuss any of the foregoing at your convenience. Please do not hesitate to contact me at (650) 565-7111 or my colleague, Robert Ryan, at (212) 839-5931.

Sincerely

/s/ Sam Zucker
Sam Zucker, Esq.

Enclosures

cc:

John Reynolds, United States Securities and Exchange Commission

Sean A. McCarthy, D.Phil., President and Chief Executive Officer, CytomX Therapeutics, Inc.

Robert C. Goeltz II, Chief Financial Officer, CytomX Therapeutics, Inc.

Cynthia J. Ladd, Esq., Senior Vice President and General Counsel, CytomX Therapeutics, Inc.

Robert A. Ryan, Esq., Sidley Austin LLP

Mark V. Roeder, Esq., Latham & Watkins LLP

Brian J. Cuneo, Esq., Latham & Watkins LLP

September 21, 2015

Appendix A

	Actual	Proforma	Proforma as adjusted
Total assets	$134,089,000	$134,089,000	$134,089,000
Less: Intangible assets	(1,750,000)	(1,750,000)	(1,750,000)
Less: Goodwill	(949,000)	(949,000)	(949,000)
Less: Deferred offering costs included in other assets	(190,000)	(190,000)
Add: Offering proceeds, net of estimated discounts, commissions and offering expenses			89,800,000

Total tangible assets	131,200,000	131,200,000	221,190,000
Total liabilities	(70,989,000)	(70,989,000)	(70,989,000)
Less: Preferred stock warrant liability		503,000	503,000
Total redeemable convertible preferred stock	(155,647,000)
Total convertible preferred stock	(474,000)

Total liabilities, redeemable convertible preferred stock and convertible preferred stock	(227,110,000)	(70,486,000)	(70,486,000)

Net tangible book value	$(95,910,000)	$60,714,000	$150,704,000
Shares outstanding – actual	1,004,198	1,004,198	1,004,198
Preferred stock as if converted		27,135,453	27,135,453
Net exercise of preferred stock warrants		65,884	65,884
Offering shares			6,250,000

Total shares	1,004,198	28,205,535	34,455,535

Net tangible book value/share	($95.51)	$2.15	$4.37

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated September 21, 2015

PROSPECTUS

6,250,000 Shares

CytomX Therapeutics, Inc.

Common Stock

We are offering shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We expect the initial public offering price to be between $15.00 and $17.00 per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “CTMX.” We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 12 of this prospectus before making a decision to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions*	$	$
Proceeds to us before expenses	$	$

*	We refer you to “Underwriting” beginning on page 160 for additional information regarding underwriting compensation.

Pfizer Inc. (“Pfizer”), an existing stockholder and collaboration partner that is affiliated with one of our directors, has indicated an interest in purchasing up to $5.0 million in shares of our common stock in this offering. In addition, Bristol-Myers Squibb Company (“BMS”), another of our collaboration partners, has indicated an interest in purchasing up to $10.0 million in shares of our common stock in this offering. In each case, any shares of our common stock purchased by Pfizer or BMS would be purchased at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, each of Pfizer and BMS may purchase fewer shares than it indicated an interest in purchasing or not purchase any shares in this offering.

Delivery of the shares of our common stock is expected to be made on or about                     , 2015. We have granted the underwriters an option for a period of 30 days to purchase an additional 937,500 shares of our common stock.

Joint Book-Running Managers

BofA Merrill Lynch	Jefferies	Cowen and Company

Co-Manager

Oppenheimer & Co.

The date of this prospectus is                     , 2015.

The number of shares of common stock to be outstanding after this offering excludes:

•	629,307 shares of common stock, with a per share weighted-average exercise price of $1.134, issuable upon exercise of stock options outstanding as of August 31, 2015 under our 2010 Stock Incentive Plan (the “2010 Plan”), of which options to purchase 7,624 shares of common stock have been exercised at an exercise price of $1.134 per share subsequent to August 31, 2015;

•	4,710,731 shares of common stock, with a per share weighted-average exercise price of $3.877, issuable upon exercise of stock options outstanding as of August 31, 2015 under our 2011 Stock Incentive Plan, as amended (the “2011 Plan”), of which options to purchase 23,543 shares of common stock have been exercised at a weighted-average exercise price of $1.443 per share subsequent to August 31, 2015;

•	627,250 shares of common stock reserved for issuance pursuant to future awards under the 2011 Plan as of August 31, 2015;

•	2,415,641 shares of common stock reserved for issuance pursuant to future awards under our 2015 Equity Incentive Plan, which will become effective upon the closing of this offering; and

•	354,466 shares of common stock reserved for issuance pursuant to future awards under our 2015 Employee Stock Purchase Plan, which will become effective upon the closing of this offering.

Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus assumes or reflects:

•	a one-for-62.997 reverse stock split of our common stock, to be effected prior to the effectiveness of the registration statement to which this prospectus relates;

•	the conversion of all of our outstanding shares of preferred stock into an aggregate of 27,135,453 shares of common stock immediately prior to the completion of this offering;

•	the net exercise of all outstanding warrants to purchase shares of our preferred stock resulting in the issuance of an aggregate of 65,884 shares of our common stock, which will occur upon the closing of this offering;

•	no exercise of the underwriters’ option to purchase additional shares of our common stock; and

•	the amendment and restatement of our certificate of incorporation and bylaws, which will occur immediately prior to the completion of this offering.

Indications of Interest

Pfizer, an existing stockholder and collaboration partner that is affiliated with one of our directors, has indicated an interest in purchasing up to $5.0 million in shares of our common stock in this offering. In addition, BMS, another of our collaboration partners, has indicated an interest in purchasing up to $10.0 million in shares of our common stock in this offering. In each case, any shares of our common stock purchased by Pfizer or BMS would be purchased at the initial public offering price and on the same terms as the other purchasers in this offering. Assuming an initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, Pfizer and BMS may collectively purchase up to an aggregate of approximately 937,500 of the 6,250,000 shares offered in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, each of Pfizer and BMS may purchase fewer shares than it indicated an interest in purchasing or not purchase any shares in this offering.

In addition, the stock markets in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that has been often unrelated to the operating performance of the issuer. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase common stock in this offering, assuming a public offering price of $16.00 per share, the midpoint of the range set forth on the cover of this prospectus, you will incur immediate and substantial dilution of $11.63 per share, representing the difference between the assumed initial public offering price of $16.00 per share and our pro forma net tangible book value per share as of June 30, 2015 after giving effect to this offering and the conversion of all outstanding shares of our preferred stock upon the closing of this offering and the net exercise of all of our warrants to purchase shares of our preferred stock into shares of our common stock. Moreover, we issued options in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of June 30, 2015, there were 3,418,010 shares of common stock subject to outstanding options. To the extent that these outstanding options are ultimately exercised, you will incur further dilution.

The future issuance of equity or of debt securities that are convertible into equity will dilute our share capital.

We may choose to raise additional capital in the future, depending on market conditions, strategic considerations and operational requirements. To the extent that additional capital is raised through the issuance of shares or other securities convertible into shares, our stockholders will be diluted. Future issuances of our common stock or other equity securities, or the perception that such sales may occur, could adversely affect the trading price of our common stock and impair our ability to raise capital through future offerings of shares or equity securities. No prediction can be made as to the effect, if any, that future sales of common stock or the availability of common stock for future sales will have on the trading price of our common stock.

The employment agreements with our executive officers may require us to pay severance benefits to officers in connection with termination of employment or upon a change of control of us, which could harm our financial condition.

Sean A. McCarthy, D. Phil. our president and chief executive officer, is entitled to receive a lump sum payment equal to one year of his base salary as well as continued medical and dental coverage for a period of one year following his termination of employment due to good reason or without cause. In the event of a change in control and a termination of employment without cause or due to good reason Dr. McCarthy would similarly receive one year of his base salary as well as continued medical and dental coverage for a period of one year, as well as an additional lump sum payment equal to his target annual bonus for the calendar year in which his employment is terminated and full vesting of his outstanding option awards. The accelerated vesting of options could result in dilution to our existing stockholders and harm the market price of our common stock. Furthermore, the payment of these severance benefits could harm our financial condition. In addition, these potential severance payments may discourage or prevent third parties from seeking a business combination with us.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although our common stock will be listed on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. Further, Pfizer, an existing stockholder and collaboration partner that is affiliated with one of our directors, has indicated an interest in purchasing up to $5.0 million in shares of our common stock in this offering. In addition, BMS, another of our collaboration partners, has indicated an interest in purchasing up to $10.0 million in shares of our common stock in this offering. In each case, any shares of our common stock purchased by Pfizer or BMS would be purchased at the initial public offering price and on the same terms as the other purchasers in this offering and, to the extent Pfizer or BMS purchase shares in this offering, fewer shares may be actively traded in the public market because each of these stockholders will be restricted from selling the shares by restrictions under applicable securities laws and the lock-up agreements described in the “Shares Eligible for Future Sale” and “Underwriting” sections of this prospectus, which would reduce the liquidity of the market for our common stock. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

Because our management will have flexibility in allocating the net proceeds from this offering, you may not agree with how we use them and the proceeds may not be invested successfully.

We intend to use the net proceeds to us from this offering to discover new product candidates, fund preclinical development and clinical trials of product candidates, continued Probody technology platform development, working capital and general corporate purposes, as well as potential acquisition or in-licensing and collaboration activities, and therefore, our management will have flexibility in allocating the offering proceeds. Accordingly, you will be relying on the judgment of our management with regard to the allocation of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being allocated appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our target studies and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on the beneficial ownership of our common stock as of August 31, 2015, after this offering, our executive officers and directors, together with holders of five percent or more of our outstanding common stock before this offering and their respective affiliates, will beneficially own approximately 65.4% of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares of common stock; and assuming the net exercise of warrants into an aggregate of 65,884 shares of common stock immediately prior to this offering). Pfizer, an existing stockholder and collaboration partner that is affiliated with one of our directors, has indicated an interest in purchasing up to $5.0 million in shares of our common stock in this offering. In addition, BMS, another of our collaboration partners, has indicated an interest in purchasing up to $10.0 million in shares of our common stock in this offering. In each case, any shares of our common stock purchased by Pfizer or BMS would be purchased at the initial public offering price and on the same terms as other purchasers in this offering. Additionally, at our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, business associates, friends, family and related persons. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally. If Pfizer and BMS purchase all of the shares they have indicated interest in purchasing, our executive officers, directors, holders of 5% or

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of June 30, 2015 on:

•	An actual basis;

•	A pro forma basis, giving effect to (i) the conversion of all of our outstanding shares of our preferred stock into an aggregate of 27,135,453 shares of our common stock immediately prior to the completion of this offering; (ii) the net exercise of all outstanding warrants to purchase shares of our preferred stock resulting in the issuance of an aggregate of 65,884 shares of our common stock and the related reclassification of our preferred stock warrant liability to additional paid-in capital immediately prior to the completion of this offering; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and

•	A pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above; and (ii) the sale and issuance of 6,250,000 shares of our common stock by us in this offering, based upon the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table together with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	June 30, 2015
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(In thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$125,369	$125,369	$215,169

Long-term debt, current and non-current	$2,292	2,292	2,292
Convertible preferred stock warrant liability	503	—	—
Redeemable convertible preferred stock, $0.00001 par value—26,972,316 shares authorized; 26,890,671 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	155,647	—	—
Convertible preferred stock, $0.00001 par value—244,782 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	474	—	—
Stockholders’ (deficit) equity:
Common stock, $0.00001 par value—36,200,000 shares authorized; 1,004,198 shares issued and outstanding, actual; 75,000,000 shares authorized, 28,205,535 shares issued and outstanding, pro forma; and 34,455,535 shares issued and outstanding, pro forma as adjusted	1	1	1
Preferred stock, $0.00001 par value—no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Stockholder notes receivable	(407)	(407)	(407)
Additional paid-in capital	—	156,624	246,424
Accumulated other comprehensive loss	(1)	(1)	(1)
Accumulated deficit	(92,614)	(92,614)	(92,614)

Total stockholders’ (deficit) equity	(93,021)	63,603	153,403

Total capitalization	$65,895	$65,895	$155,695

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of June 30, 2015, our historical net tangible book value (deficit) was approximately $(95.9) million, or $(95.51) per share of common stock. Historical net tangible book value (deficit) per share represents our total assets less goodwill, intangible assets and deferred offering costs, less total liabilities, less preferred stock, divided by the number of our outstanding shares of common stock.

As of June 30, 2015, our pro forma net tangible book value was approximately $60.7 million, or $2.15 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of June 30, 2015, assuming the conversion of all outstanding shares of our preferred stock into an aggregate 27,135,453 shares of our common stock, which will occur immediately prior to the completion of this offering, and the net exercise of all outstanding warrants to purchase shares of our preferred stock resulting in the issuance of an aggregate of 65,884 shares of common stock upon the closing of this offering.

After giving further effect to the sale of 6,250,000 shares of our common stock in this offering, at the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2015 would have been approximately $150.7 million, or $4.37 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.22 per share to our existing stockholders and an immediate dilution of $11.63 per share to investors purchasing shares in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$16.00
Historical net tangible book value per share as of June 30, 2015	$(95.51)
Pro forma increase in net tangible book value per share	97.66

Pro forma net tangible book value per share as of June 30, 2015	2.15
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	2.22

Pro forma net tangible book value, as adjusted to give effect to this offering		4.37

Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering		$11.63

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $0.17 per share and the dilution per share to new investors in this offering by $0.83 per share, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1,000,000 increase (decrease) in the number of shares of our common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $0.30 ($0.31) per share and decrease (increase) the dilution per share to new investors in this offering by $0.30 ($0.31) per share, assuming the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share of our common stock would be $4.65 per share, and the dilution in pro forma net tangible book value per share to investors purchasing shares in this offering would be $11.35 per share.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2015, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)	28,205,535	81.9%	$156,121,000	61.0%	$5.54
Investors purchasing shares in this offering(1)	6,250,000	18.1	100,000,000	39.0	16.00

Total	34,455,535	100.0%	$256,121,000	100.0%

(1)	Certain of our existing stockholders, including a stockholder affiliated with one of our directors, have indicated an interest in purchasing an aggregate of up to approximately $5.0 million in shares of our common stock in this offering at the initial public offering price. The presentation in this table regarding ownership by existing stockholders does not give effect to any purchases in this offering by such stockholders. If these existing stockholders are allocated and purchase all of the shares that they have indicated an interest in purchasing, our existing stockholders would hold 82.8% (80.6% if the underwriters exercise in full their option to purchase additional shares of common stock) of the total number of shares of our common stock outstanding after this offering and our new investors would hold 17.2% (19.4% if the underwriters exercise in full their option to purchase additional shares of common stock) of the total number of shares of our common stock outstanding after this offering. See the footnotes to the beneficial ownership table in “Principal Stockholders” for more details.

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $5.8 million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a 1,000,000 increase (decrease) in the number of shares of our common stock offered by us would increase (decrease) the shares purchased by new investors and total shares purchased by all stockholders by 1,000,000, would increase (decrease) the percentage of shares purchased by new investors by 2.3% (2.4%), and would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $14.9 million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 79.7% and our new investors would own 20.3% of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock reflected in the discussion and tables above excludes the following:

•	661,891 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2015 under our 2010 Stock Incentive Plan (the “2010 Plan”);

•	2,756,119 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2015 under our 2011 Stock Incentive Plan, as amended (the “2011 Plan”);

Combination therapy is the next frontier in immuno-oncology. While single-agent therapy has proven to be effective in certain patients (inducing effective, durable remissions), the oncology community is currently exploring new, more potent combinations to create longer-term and more durable responses in a larger percentage of patients. This new potency addresses the lack of response seen in the majority of patients, but it brings with it additional toxicity. Data emerging from clinical studies has suggested that some combinations may provide promising enhanced anti-tumor efficacy, but at the expense of greater toxicities that may limit their clinical utility. In a recent clinical trial, 58% of patients treated with the combination of nivolumab and ipilimumab had an objective response, but 36% had adverse events severe enough that they had to withdraw from the trial and discontinue combination therapy. That withdrawal rate compared to 8% of patients receiving nivolumab alone and 15% of patients receiving ipilimumab alone. In another recent study, high grade drug-related toxicities persisted in approximately 29% of patients, even when the doses of the drugs were reduced and they were given less often.

Our Probody therapeutic solution for immuno-oncology. Recent research results have suggested that immunotherapy that is specifically directed to the tumor microenvironment while sparing the rest of the body may allow efficacy without the toxicities seen with systemic delivery of these drugs. In a mouse model investigators have shown efficacy of antibodies targeting CTLA-4 at much lower doses when the antibody was injected directly into a tumor rather than infused into the blood stream and delivered systemically. This result suggests that there are sufficient tumor-reactive immune cells, called T-cells, activated by the antibodies targeting CTLA-4 within the tumor to elicit an anti-tumor response, and that activation of T-cells outside of the tumor is not required to get the desired therapeutic effect. Therefore, local activation of immuno-oncology agents, such as checkpoint inhibitors, in the tumor microenvironment may yield efficacy while minimizing systemic exposure that may lead to toxicity.

Based on these results and our own research, we believe that inhibiting the checkpoints on T-cells locally, rather than systemically, using the Probody technology will significantly reduce toxicities and increase the tolerability of these types of cancer immunotherapies, especially in combination with other therapies. We believe that the challenges faced by combinations, including combinations with PD-L1 checkpoint inhibitors, will be observed across many classes of immuno-oncology therapeutics and other cancer therapeutics. We believe that Probody therapeutics represent an attractive way to limit or avoid the toxicities that are observed in these approaches, leading to better efficacy and safety. We believe that CX-072, our PD-L1 Probody therapeutic and follow-on product candidates against other immuno-oncology targets, for example, PD-1, have the potential to become a new backbone of the combination therapy in immuno-oncology.

The following graphic illustrates the central role in immuno-oncology that we believe CX-072 could play as a combination therapy partner for a variety of existing therapeutics:

Director Independence

Upon the consummation of this offering, our common stock will be listed on The NASDAQ Global Market. Under the rules of The NASDAQ Global Market (the “NASDAQ rules”), independent directors must comprise a majority of a listed company’s board of directors within twelve months from the date of listing. In addition, the NASDAQ rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent within twelve months of the date of listing. Audit committee members must also satisfy additional independence criteria set forth in Rule 10A-3 under the Exchange Act, and in NASDAQ Rule 5605. Under the NASDAQ rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors determined that none of our directors, other than Dr. McCarthy, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the NASDAQ rules. Our board of directors determined that Neil Exter and Frederick W. Gluck, who will be members of our audit committee and compensation committee effective upon completion of this offering, Matthew P. Young, who will be a member of our audit committee effective upon the completion of this offering, Timothy M. Shannon, M.D., who will be a member of our compensation committee effective upon the completion of this offering, and Hoyoung Huh, M.D., Ph.D., who will be a member of our nominating governance committee effective upon the completion of this offering, satisfy the independence standards established by applicable SEC and the NASDAQ rules, including, with respect to Mr. Gluck and Mr. Young, the heightened independence criteria applicable to the audit committee, as set forth in Rule 10A-3 and NASDAQ Rule 5605. Mr. Exter, who will serve as a member of our audit committee upon completion of this offering, will not meet the heightened independence criteria set forth in Rule 10A-3 and NASDAQ Rule 5605, if Third Rock Ventures, L.P., continues to own more than ten percent of our capital stock after this offering. In such event, applicable exemptions under the NASDAQ rules would permit Mr. Exter to continue to serve on the audit committee for a transition period following the consummation of this offering. (For more information, see the section titled “Principal Stockholders” elsewhere in this prospectus.) In making these determinations, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Diversity

Upon completion of our initial public offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

•	diversity of personal and professional background, perspective and experience;

•	personal and professional integrity, ethics and values;

•	experience in corporate management, operations or finance, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment;

•	experience relevant to our industry and with relevant social policy concerns;

•	experience as a board member or executive officer of another publicly held company;

•	relevant academic expertise or other proficiency in an area of our operations;

•	practical and mature business judgment, including ability to make independent analytical inquiries;

•	promotion of a diversity of business or career experience relevant to our success; and

•	any other relevant qualifications, attributes or skills.

Currently, our board of directors evaluates, and following the completion of our initial public offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Board Committees

Our board of directors has established the committees described below and may establish others from time to time. The charters for each of our committees will be available on our website upon effectiveness of the registration statement to which this prospectus relates.

Audit Committee

Upon completion of this offering, our audit committee will be comprised of Matthew P. Young, Neil Exter and Frederick W. Gluck. Mr. Young will serve as the chairperson of the committee. Our board of directors has determined that Mr. Young and Mr. Gluck are “independent” for audit committee purposes as that term is defined in the applicable rules of the SEC and The NASDAQ Global Market. Mr. Exter will not meet the heightened independence criteria set forth in such rules if Third Rock Ventures, L.P., continues to own more than ten percent of our capital stock after this offering, but in such event applicable exemptions under the NASDAQ rules would permit him to continue to serve on the committee for a transition period following the consummation of this offering. Our board of directors has designated Mr. Young as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•	appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing annually a report by the independent registered public accounting firm regarding the independent registered public accounting firm’s internal quality control procedures and various issues relating thereto;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting with both management and the independent registered public accounting firm;

EXECUTIVE AND DIRECTOR COMPENSATION

2014 Director Compensation Table

The following table presents information regarding the compensation of our non-employee directors for the year ended December 31, 2014. The compensation paid to Sean A. McCarthy, D. Phil., our chief executive officer, is presented below under “Executive Compensation” and the related explanatory tables.

NAME	FEES EARNED OR PAID IN CASH(1) ($)	OPTION AWARDS(2) ($)	TOTAL ($)
Neil Exter	—	—	—
Frederick W. Gluck	45,000	—	45,000
Hoyoung Huh, M.D., Ph.D.	160,000	126,921	286,921
Timothy M. Shannon, M.D.	—	—	—

(1)	For his service on our board during the first quarter of 2014, Mr. Gluck received a cash payment of $5,000. In addition, during 2014, our board of directors granted each of Dr. Huh and Mr. Gluck the right to convert their respective 2014 and 2015 cash retainer fees in the aggregate amounts of $160,000 and $40,000, respectively into options to purchase shares of our common stock, which vest in 24 equal monthly installments from the date of grant.
(2)	Pursuant to applicable SEC executive compensation disclosure rules, the amount reported in this column reflects the fair value of the annual option award granted to our chairman, Dr. Huh, during 2014. This value has been determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“FASB ASC Topic 718”). For a discussion of the assumptions and methodologies used to calculate this amount, please see the discussion of option awards contained in Note 15, Stock Based Compensation, to our financial statements for the year ended December 31, 2014 and for the six months ended June 30, 2015 included elsewhere in this prospectus. As of December 31, 2014, Dr. Huh and Mr. Gluck held outstanding options to purchase 359,993 and 75,985 shares of our common stock, respectively. Other than these options, none of our non-employee directors held any outstanding options or other equity awards on that date.

Director Compensation

For his service on our board during the first quarter of 2014, Mr. Gluck received a cash payment of $5,000. In addition, during 2014, our board of directors granted each of Dr. Huh and Mr. Gluck the right to convert their respective 2014 and 2015 cash retainer fees in the aggregate amounts of $160,000 and $40,000, respectively into options to purchase shares of our common stock, which were granted in 2014, with such options having an aggregate grant date fair value equal to the converted cash retainer fees. In accordance with applicable SEC disclosure rules, the value of the 2014 and 2015 cash retainers as well as the first quarter fees received by Mr. Gluck are reported in the “Fees Earned or Paid in Cash” column of the 2014 Director Compensation Table. In addition, on January 16, 2014, Dr. Huh was granted an option to purchase 146,325 shares of our common stock. As affiliated members of our board of directors, Mr. Exter and Dr. Shannon did not receive any director compensation during 2014.

Upon the pricing of this offering, Mr. Young will receive a stock option to purchase 26,986 shares of our common stock with an exercise price per share equal to the initial public offering price, which option will vest on a monthly basis for three years following the date of the pricing of this offering, subject to continued service through each applicable vesting date.

We expect to adopt a new compensation program for our non-employee directors following the consummation of this offering. We are still considering the design of this program and expect to retain an independent compensation consultant to help us determine its terms.

Executive Compensation

Overview

Our executive compensation programs are designed to create a “pay for performance” culture by aligning the actions of our executive officers with our business objectives and the long-term interests of our stockholders. The compensation paid or awarded to our executive officers is generally based on the assessment of each individual’s performance compared against the business and individual performance objectives established for the fiscal year as well as our historical compensation practices. In addition, we seek to pay compensation at a level that is competitive with companies within the life sciences industry as well as the general labor market. To that end, during 2014, we retained the services of The HawthorneGroup as our company’s compensation consultant to provide a perspective on the competitive labor market.

This section provides a discussion of the 2014 compensation paid or awarded to our president and chief executive officer and one former executive officer. We refer to these individuals as our “named executive officers.” For 2014, our named executive officers were:

•	Sean A. McCarthy, D. Phil., president and chief executive officer; and

•	Henry B. Lowman, Ph.D., former chief scientific officer.

Dr. Lowman served as our chief scientific officer through September 30, 2014 and was engaged by us as consultant chief scientific officer from October 2014 through December 2014. Effective January 5, 2015, Dr. Lowman commenced service as a member of our scientific advisory board. During 2014, no other individuals served as executive officers of our company. During 2015, Robert C. Goeltz II joined the company as chief financial officer, W. Michael Kavanaugh, M.D. joined the company as chief scientific officer and head of research and non-clinical development, Cynthia J. Ladd joined the company as senior vice president and general counsel and Rachel W. Humphrey joined the company as chief medical officer.

The material elements of our compensation program for our named executive officers are base salary, annual cash bonuses and equity-based compensation in the form of option awards. Our named executive officers are also eligible to participate in our 401(k) plan, health and welfare benefit plans and fringe benefit programs generally available to our other employees.

Compensation of Named Executive Officers

Base Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our named executive officers are designed to reflect each executive officer’s scope of responsibility and accountability with us. Please see the “Salary” column in the 2014 Summary Compensation Table for the base salary amounts received by each named executive officer in 2014.

Annual Cash Bonuses

Historically, we have provided our executives with short-term incentive compensation through our annual bonus program. We believe that annual bonuses hold executives accountable, reward executives based on actual business results and help create a “pay for performance” culture. Our 2014 annual cash bonus program provided cash incentive awards for the achievement of research and development and financing goals (weighted 60% and 40%, respectively) established at the beginning of the year by our board of directors. The research and development portion of the 2014 annual cash bonus program included specific strategic goals relating to the advancement of our program pipeline, such as advancing programs toward IND filings and generating leads for new targets, as well as optimizing the platform by using it for new modalities and accessing linker and toxin

Prior Plans

We adopted the CytomX Therapeutics, Inc. 2011 Stock Incentive Plan and the 2010 Stock Incentive Plan for the purposes of attracting and rewarding eligible award recipients and further linking the interests of award recipients with those of our stockholders. The 2010 Stock Incentive Plan was terminated by our board of directors in 2011 with the adoption of the 2011 Stock Incentive Plan. In September 2015, we adopted a new equity incentive plan that replaced the 2011 Stock Incentive Plan.

2011 Stock Incentive Plan

Under the 2011 Stock Incentive Plan, 5,374,137 shares of our common stock were reserved for issuance, subject to adjustment for stock splits and other similar changes in capitalization. Under the 2011 Stock Incentive Plan, we were authorized to grant stock options, stock appreciation rights, restricted stock and unrestricted stock. As of August 31, 2015, our employees, directors and consultants hold outstanding stock options granted under the 2011 Stock Incentive Plan for the purchase of up to 4,710,731 shares of our common stock, with 1,029,700 of those options vested as of such date. No other equity awards are outstanding under the 2011 Stock Incentive Plan as of such date.

Our board of directors, or a committee appointed by our board, administers the 2011 Stock Incentive Plan. Under the terms of the plan, the number of shares subject to outstanding awards and the exercise or base prices of those awards are subject to adjustment in the event of certain changes in our capital structure, reorganizations and other extraordinary events. In the event we experience a change in control under the terms of the plan, the plan administrator may provide for the cash settlement, vesting, assumption, substitution or termination of outstanding awards.

2010 Stock Incentive Plan

Under the 2010 Stock Incentive Plan, 629,307 shares of our common stock were reserved for issuance. Under the 2010 Stock Incentive Plan, we were authorized to grant stock options and shares of restricted stock. As of August 31, 2015, our employees, directors and consultants hold outstanding stock options granted under the 2010 Stock Incentive Plan for the purchase of up to 629,307 shares of our common stock, with 628,646 of those options vested as of such date. No other equity awards are outstanding under the 2010 Stock Incentive Plan as of such date.

Our board of directors administers the 2010 Stock Incentive Plan with respect to outstanding awards. In the event of certain changes in our capital structure, the number of shares and exercise prices of outstanding awards may be adjusted. In addition, if we experience a change in control, the board of directors may provide for the termination, assumption, vesting or cash settlement of outstanding options under the plan.

2015 Equity Incentive Plan

In September 2015, we adopted, the 2015 Equity Incentive Plan, referred to as the 2015 Plan. The 2015 Plan is intended to align the interests of our stockholders and the recipients of awards under the 2015 Plan, to advance our interests by attracting and retaining directors, officers, employees and other service providers, and to motivate award recipients to act in the long-term bests interests of the company and our stockholders. The material terms of the 2015 Plan are as follows:

Plan Term

The 2015 Plan term began upon the date of approval by our board of directors, subject to approval by our stockholders within 12 months after such board approval, and terminates on the tenth anniversary of the date of board approval or stockholder approval, whichever is earlier, unless terminated earlier by the board.

Eligible Participants

All officers, non-employee directors, employees, consultants, agents and independent contractors, and persons expected to become officers, non-employee directors, employees, consultants, agents and independent contractors of the company or any of our subsidiaries are eligible to receive awards under the 2015 Plan. The compensation committee of our board will determine the participants under the 2015 Plan.

Shares Authorized

2,415,641 shares of common stock (seven percent of the total number of shares outstanding immediately following the consummation of this offering) will be available for awards granted under the 2015 Plan, subject to adjustment for stock splits and other similar changes in capitalization. The number of available shares will be reduced by the aggregate number of shares that become subject to outstanding awards granted under the 2015 Plan. As of the first day of each calendar year beginning on or after January 1, 2016, the number of shares available for all awards under the 2015 Plan, other than incentive stock options, will automatically increase by four percent of the number of shares that are issued and outstanding as of that date, unless the compensation committee approves an increase of a lesser percentage. To the extent that shares subject to an outstanding award granted under the 2015 Plan are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of such award or by reason of the settlement of an award in cash, then those shares will again be available under the 2015 Plan.

Award Types

Awards include non-qualified and incentive stock options, share appreciation rights, bonus shares, restricted shares, restricted share units and performance units.

Administration

The compensation committee will interpret, construe and administer the 2015 Plan. The compensation committee’s interpretation, construction and administration of the 2015 Plan and all of its determinations thereunder will be final, conclusive and binding on all persons. The compensation committee will have the authority to determine the participants in the 2015 Plan, the form, amount and timing of any awards, the performance goals, if any, and all other terms and conditions pertaining to any award. The compensation committee may take any action such that (i) any outstanding options and share appreciation rights become exercisable in part or in full, (ii) all or any portion of a restriction period on any restricted shares or restricted share units will lapse, (iii) all or a portion of any performance period applicable to any outstanding award will lapse and (iv) any performance measures applicable to any outstanding award will be deemed satisfied at the target level or any other level.

The compensation committee may delegate some or all of its powers and authority to the Board, the chief executive officer and president or other executive officer as the compensation committee deems appropriate, subject to Section 162(m) of the Internal Revenue Code and Section 16 of the Exchange Act.

Stock Options and Share Appreciation Rights

The 2015 Plan provides for the grant of stock options and share appreciation rights. Stock options may be either tax-qualified incentive stock options or non-qualified options. The compensation committee will determine the terms and conditions to the exercisability of each option and share appreciation right.

The period for the exercise of a non-qualified stock option or share appreciation right will be determined by the compensation committee provided that no option may be exercised later than ten years after its date of grant. The exercise price of a non-qualified stock option and the base price of a share appreciation right will not be less than 100% of the fair market value of a share of our common stock on the date of grant, provided that the base price of a share appreciation right granted in tandem with an option will be the exercise price of the related employed for at least 90 days are eligible to participate in the ESPP. The ESPP permits employees to purchase our common stock through payroll deductions during quarterly offering periods, with the first offering period beginning July 1, 2016. Participants may authorize payroll deductions of a specific percentage of compensation between 1% and 15%, with such deductions being accumulated for quarterly purchase periods beginning on the first business day of each offering period and ending on the last business day of each offering period. Under the terms of the ESPP, the purchase price per share will equal 85% of the lesser of (i) the fair market value of a share of our common stock on the applicable enrollment date or (ii) the fair market value of a share of our common stock on the last business day of each offering period, although the compensation committee has discretion to change the purchase price with respect to future offering periods. No employee may be granted an option under the plan if immediately after such grant, the employee would own or had options to purchase 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries. In addition, no employee may be granted an option under the plan if such option would permit the employee to accrue shares of our common stock at a rate that exceeds $25,000 of the fair market value of our common stock for each calendar year in which the option would be outstanding. No participant may purchase more than 6,000 shares of common stock during any offering period.

Subject to adjustment for stock splits, stock dividends or other changes in our capital stock, 354,466 shares of our common stock have been reserved for issuance under the ESPP. The available shares under the ESPP will be increased on the first day of each calendar year beginning with 2016, by an amount equal to the lesser of (i) 675,000 shares of our common stock, (ii) one percent (1%) of the then-outstanding shares of our common stock on such date, or (iii) an amount determined by the compensation committee.

The ESPP will be administered by the compensation committee or a designee of the Compensation Committee. The ESPP may be amended by our board of directors or the compensation committee but may not be amended without prior stockholder approval to the extent required by Section 423 of the Code.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Below we describe transactions and series of related transactions to which we were a party, or may be a party in relation to this offering, and which we have entered since January 1, 2012, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or holders of more than five percent of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Sales and Purchases of Securities

Issuances of Preferred Stock

The following table sets forth a summary of the sale and issuance of our preferred stock to related persons since January 1, 2012, other than compensation arrangements which are described under the sections of this prospectus captioned “Executive and Director Compensation—Director Compensation” and “Executive and Director Compensation—Executive Compensation.” For a description of beneficial ownership see the section of this prospectus captioned “Principal Stockholders.”

Purchaser	Series B-1 Convertible Preferred Stock	Series C Convertible Preferred Stock	Series D Convertible Preferred Stock
5% Stockholders:
Entities affiliated with Fidelity Management & Research Company(1)	—	—	2,461,177
Third Rock Ventures, L.P.(2)	2,755,806	565,036	—
Canaan IX L.P.(3)	3,566,337	1,318,418	—
CytomX Therapeutics Holdings, LLC	863,149	282,633	—
Roche Finance Ltd	486,318	282,518	—
Pfizer Inc.	—	1,600,938	—

(1)	Consists of (a) 287,485 shares purchased by Fidelity Select Portfolios: Biotechnology Portfolio, (b) 64,961 shares purchased by Fidelity Advisory Series VII: Fidelity Advisor Biotechnology Fund, (c) 189,110 purchased by Fidelity Growth Company Commingled Pool, (d) 207,739 shares purchased by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (e) 794,033 shares purchased by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (f) 105,499 shares purchased by Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund—Healthcare Sub, (g) 27,627 shares purchased by Fidelity Capital Trust: Fidelity Stock Selector Small Cap Fund—Health Care Sub, (h) 2,584 shares purchased by Fidelity Blue Chip Growth Commingled Pool, (i) 137,854 shares purchased by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, (j) 378,621 shares purchased by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (k) 4,032 shares purchased by Fidelity OTC Commingled Pool, (l) 244,269 shares purchased by Fidelity Securities Fund: Fidelity OTC Portfolio and (m) 17,363 shares purchased by Pyramis Lifecycle Blue Chip Growth Commingled Pool.
(2)	Consists of (a) 2,755,806 shares of Series B-1 preferred stock purchased by Third Rock Ventures, L.P. and (b) 565,036 shares of Series C preferred stock purchased by Third Rock Ventures, L.P. Neil Exter, a member of our board of directors, is a partner of Third Rock Ventures. Mr. Exter does not have voting or investment power over any of the shares purchased by Third Rock Ventures, L.P.
(3)	Consists of (a) 3,566,337 shares of Series B-1 preferred stock purchased by Canaan IX L.P. and (b) 1,318,418 shares of Series C preferred stock purchased by Canaan IX L.P. Timothy M. Shannon, M.D., a member of our board of directors, is a non-managing member of Canaan Partners IX LLC, the general partner of Canaan IX L.P. Dr. Shannon does not have voting or investment power over any of the shares directly held by Canaan IX L.P.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information relating to the beneficial ownership of our common stock as of August 31, 2015, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than five percent of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or dispositive power as well as any shares that the individual has the right to acquire within 60 days of August 31, 2015 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and dispositive power with respect to all shares of common stock held by that person.

Pfizer, an existing stockholder and collaboration partner that is affiliated with one of our directors, has indicated an interest in purchasing up to $5.0 million in shares of our common stock in this offering. In addition, BMS, another of our collaboration partners, has indicated an interest in purchasing up to $10.0 million in shares of our common stock in this offering. In each case, any shares of our common stock purchased by Pfizer or BMS would be purchased at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, each of Pfizer and BMS may purchase fewer shares than it indicated an interest in purchasing or not purchase any shares in this offering. Additionally, at our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, business associates, friends, family and related persons. The figures in the table below reflect the purchase of the shares in this offering (based on the assumed initial public offering price of $16.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus) by certain of our existing stockholders in the amounts they have indicated an interest in purchasing, but do not reflect the purchase of the shares reserved for sale to our directors, officers, employees, business associates, friends, family and related persons.

The percentage of shares beneficially owned prior to this offering is computed on the basis of 28,259,170 shares of our common stock outstanding as of August 31, 2015, which reflects (i) the conversion of all of the outstanding shares of our convertible preferred stock into an aggregate of 27,135,453 shares of common stock immediately prior to the completion of this offering, as if the conversion had occurred as of August 31, 2015, (ii) the net exercise of all our outstanding warrants to purchase shares of our preferred stock resulting in the issuance of 65,884 shares of our common stock and (iii) the one-for-62.997 reverse stock split. The percentage of shares beneficially owned after this offering is computed on the basis of shares of common stock outstanding immediately after the closing of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock), which reflects the net exercise of warrants into an aggregate of 65,884 shares of common stock immediately prior to this offering. Shares of our common stock that a person has the right to acquire within 60 days of August 31, 2015 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise noted below, the address of the persons listed on the table is c/o CytomX Therapeutics, Inc., 343 Oyster Point Blvd., Suite 100, South San Francisco, California 94080.

	SHARES OF COMMON STOCK BENEFICIALLY OWNED		PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME AND ADDRESS OF BENEFICIAL OWNER	BEFORE OFFERING	AFTER OFFERING	BEFORE OFFERING	AFTER OFFERING
5% (or Greater) Stockholders

Third Rock Ventures, L.P.(1).	8,670,348	8,670,348	30.7%	25.1%
Canaan IX L.P.(2)	4,884,755	4,884,755	17.3%	14.2%
Entities affiliated with Fidelity Management and Research Company(3)	2,461,177	2,461,177	8.7%	7.1%
CytomX Therapeutics Holdings, LLC(4).	2,252,976	2,252,976	8.0%	6.5%
Roche Finance Ltd(5).	1,903,579	1,903,579	6.7%	5.5%
Pfizer Inc.(6)	1,600,938	1,913,438	5.7%	5.5%

Directors and Executive Officers

Sean A. McCarthy, D. Phil.(7)	736,695	736,695	2.6%	2.1%
Neil Exter(8)	—	—	—	—
Frederick W. Gluck(9)	222,928	222,928	*	*
Hoyoung Huh, M.D., Ph.D.(10)	327,898	327,898	1.1%	*
Elaine V. Jones, Ph.D.(11)	—	—	—	—
Timothy M. Shannon, M.D.(12)	—	—	—	—
Matthew P. Young(13)	—	—	—	—
Henry B. Lowman, Ph.D.(14)	214,528	214,528	*	*
All directors and executive officers as a group (11 persons)(15)	1,559,958	1,559,958	5.3%	4.4%

*	Indicates beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1)	Consists of (a) 8,105,312 shares of common stock issuable upon conversion of Series B-1 redeemable convertible preferred stock and (b) 565,036 shares of common stock issuable upon conversion of Series C redeemable convertible preferred stock. All shares are held directly by Third Rock Ventures, L.P. (“TRV LP”). Each of Third Rock Ventures GP, LP (“TRV GP”), the general partner of TRV LP, and Third Rock Ventures GP, LLC (“TRV LLC”), the general partner of TRV GP, and Mark Levin, Kevin Starr and Robert Tepper, the managers of TRV LLC, may be deemed to share voting and investment power over the shares held by TRV LP. Each of the reporting persons disclaims beneficial ownership of such shares, except to the extent of their proportionate pecuniary interest therein, if any. The address of TRV LP is 29 Newbury Street, Suite 401, Boston, Massachusetts 02116.
(2)	Consists of (a) 3,566,337 shares of common stock issuable upon conversion of Series B-1 redeemable convertible preferred stock and (b) 1,318,418 shares of common stock issuable upon conversion of Series C redeemable convertible preferred stock held by Canaan IX L.P. Canaan Partners IX LLC is the general partner of Canaan IX L.P. and may be deemed to have sole investment and voting power over the shares held by Canaan IX L.P. Brenton K. Ahrens, John V. Balen, Stephen M. Bloch, Daniel T. Ciporin, Wende S. Hutton, Maha S. Ibrahim, Deepak Kamra, Warren Lee and Guy M. Russo are the managing members of Canaan Partners IX LLC. Investment, voting and dispositive decisions with respect to the shares held by Canaan IX L.P. are made by the managers of Canaan Partners IX LLC, collectively. Timothy M. Shannon, M.D. is a non-managing member of Canaan Partners IX LLC, the general partner of Canaan IX L.P., and a member of our board of directors. Neither any manager of Canaan Partners IX LLC nor Dr. Shannon has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by Canaan IX L.P. The address of Canaan IX L.P. is 2765 Sand Hill Road, Menlo Park, California 94025.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial numbers of shares of our common stock, including shares issued upon exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital at a time and price we deem appropriate. As described below, substantially all of our stockholders will not be subject to lock-up agreements in connection with this offering. As a result, the only limitations on the salability of these shares will be due to restrictions imposed by Rules 144 or 701 under the Securities Act and a significant number of shares of our common stock will be available for sale in the public market immediately after the completion of this offering.

Sale of Restricted Shares

As of June 30, 2015, based on the number of shares of our common stock then outstanding, upon the closing of this offering and assuming (1) the conversion of all of our outstanding convertible preferred stock into an aggregate of 27,135,453 shares of our common stock upon the closing of this offering, (2) the net exercise of all outstanding warrants to purchase convertible preferred stock resulting in the issuance of an aggregate of 65,884 shares of our common stock upon the closing of this offering, (3) no exercise of the underwriters’ option to purchase additional shares of common stock, and (4) no exercise of outstanding options, we would have had outstanding an aggregate of approximately 34,455,535 shares of common stock. Of these shares, all of the shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares will be freely tradable in the public market without restriction or further registration under the Securities Act unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on 28,205,535 shares of our common stock outstanding as of June 30, 2015 assuming the conversion of our preferred stock, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

•	beginning on the date of this prospectus, approximately 3,885 shares of our common stock, or 0.1 percent of such total outstanding shares of our common stock as of June 30, 2015, will be immediately available for sale in the public market;

•	beginning 90 days after the date of this prospectus, no additional shares of our common stock as of June 30, 2015 will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144 as described below; and

•	beginning 180 days after the date of this prospectus, the remainder of the shares of our common stock will be eligible for sale in the public market due to the expiration of the lock-up agreements between our executive officers and the underwriters, provided that the representatives of the underwriters may waive the provisions of these lock-up agreements and allow these stockholders to sell their shares earlier.

Rule 144

In general, under Rule 144 under the Securities Act, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through The NASDAQ Global Market during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general and subject to the terms of the lock-up agreements, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Lock-Up Agreements

We, our directors and executive officers, and substantially all of our stockholders have agreed with the underwriters, subject to specified exceptions, not to, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC. This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any person who will execute a lock-up agreement in connection with this offering, providing consent to the sale of shares prior to the expiration of the lock-up period. We have entered into a similar agreement with the representatives of the underwriters, except that we may be permitted to issue shares of our common stock for certain strategic purposes.

other conditions are satisfied. Pursuant to applicable income tax treaties or other agreements, the IRS may also make these information reports available to tax authorities in the non-U.S. holder’s country of residence. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will generally be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS and other applicable requirements are satisfied.

FATCA Withholding

The Foreign Account Tax Compliance Act (“FATCA”) will impose a U.S. federal withholding tax of 30 percent on certain payments to foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with certain information reporting and certification requirements pertaining to their direct and indirect U.S. securityholders and/or U.S. accountholders. Such payments would include our dividends and the gross proceeds from the sale or other disposition of our common stock. Under Treasury Regulations and applicable administrative guidance, this withholding applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from a sale or other disposition of our common stock made on or after January 1, 2019. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and foreign tax consequences of acquiring, holding and disposing of our common stock, including the consequences of any proposed change in applicable law.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Jefferies LLC and Cowen and Company, LLC (together, the “representatives”) are acting as representatives of each of the underwriters named below (collectively, the “underwriters”). Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Jefferies LLC
Cowen and Company, LLC
Oppenheimer & Co. Inc.

Total	6,250,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of our common stock sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

Certain of our collaboration partners, one of whom is an existing stockholder affiliates with one of our directors, have indicated an interest in purchasing an aggregate of up to approximately $15.0 million in shares of our common stock in this offering at the initial public offering price. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally. Whether or not these collaboration partners purchase any or all of the shares for which they indicated an interest in purchasing will not affect the underwriters’ commitment to purchase the common shares offered by us if the underwriters purchase any shares.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if sold to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In addition, some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions. As of the date of this prospectus, other than in respect of this offering, we have not been engaged in investment banking or other commercial dealings with the underwriters.

Reserved Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, business associates, friends, family and related persons. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

CYTOMX THERAPEUTICS, INC.

Balance Sheets

(In thousands, except share and per share data)

	December 31,		June 30, 2015	Pro Forma as of June 30, 2015
	2013	2014
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,703	$64,396	$45,842
Restricted cash	100	100	100
Short-term investments	—	—	79,527
Accounts receivable	237	1,875	631
Prepaid expenses and other current assets	226	482	1,158

Total current assets	9,266	66,853	127,258
Property and equipment, net	2,070	3,018	3,499
Intangible assets	1,750	1,750	1,750
Goodwill	949	949	949
Other assets	148	492	633

Total assets	$14,183	$73,062	$134,089

Liabilities, Redeemable Convertible Preferred Stock, Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$930	$1,919	$760	$
Accrued liabilities	1,127	1,695	2,803
Deferred revenue, current portion	857	6,130	6,130
Long-term debt, current portion	1,258	1,419	1,245

Total current liabilities	4,172	11,163	10,938
Long-term debt, net of current portion	2,945	1,568	1,047
Deferred revenue, net of current portion	4,643	60,833	57,768
Convertible preferred stock warrant liability	144	186	503	—
Convertible preferred stock liability	1,290	395	—
Deferred tax liability	491	499	504
Other long-term liabilities	59	249	229

Total liabilities	13,744	74,893	70,989

Commitments and contingencies (Note 11)
Redeemable convertible preferred stock, $0.00001 par value—15,806,990, 21,759,654 and 26,972,316 (unaudited) shares authorized at December 31, 2013 and 2014 and June 30, 2015, respectively; 11,995,481, 18,458,289 and 26,890,671 (unaudited) shares issued and outstanding at December 31, 2013 and 2014 and June 30, 2015, respectively; aggregate liquidation preference of $74,143 and $151,740 (unaudited) at December 31, 2014 and June 30, 2015, respectively; no shares issued and outstanding, pro forma (unaudited)	44,244	76,236	155,647	—
Convertible preferred stock, $0.00001 par value—244,782 shares authorized at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; 244,782 shares issued and outstanding at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; aggregate liquidation preference of $2,589 and $2,589 (unaudited) at December 31, 2014 and June 30, 2015, respectively; no shares issued and outstanding, pro forma (unaudited)	474	474	474	—
Stockholders’ (deficit) equity:
Common stock, $0.00001 par value—19,842,214, 28,572,789 and 36,200,000 (unaudited) shares authorized at December 31, 2013 and 2014 and June 30, 2015, respectively; 990,514, 996,520 and 1,004,198 (unaudited) shares issued and outstanding at December 31, 2013 and 2014 and June 30, 2015, respectively; 28,205,535 shares issued and outstanding, pro forma (unaudited)	1	1	1	1
Stockholder notes receivable	(399)	(404)	(407)	(407)
Additional paid-in capital	—	—	—	156,624
Accumulated other comprehensive loss	—	—	(1)	(1)
Accumulated deficit	(43,881)	(78,138)	(92,614)	(92,614)

Total stockholders’ (deficit) equity	(44,279)	(78,541)	(93,021)	$63,603

Total liabilities, redeemable convertible preferred stock, convertible preferred stock and stockholders’ deficit	$14,183	$73,062	$134,089

The accompanying notes are an integral part of these financial statements.

F-3

in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Our amended and restated certificate of incorporation adopted by us prior to the consummation of this offering (the “charter”) will provide that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases or other distributions pursuant to Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our charter will provide that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Our charter will further provide that any repeal or modification of such article by our stockholders or an amendment to the DGCL will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Our amended and restated bylaws adopted by us prior to the consummation of this offering (the “bylaws”) will provide that we shall indemnify each of our directors and executive officers, and shall have power to indemnify our other officers, employees and agents, to the fullest extent permitted by the DGCL as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the DGCL permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. We expect the bylaws will further provide for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees, in advance of the final disposition of such action, suit or proceeding only upon receipt of an undertaking by such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses.

In addition, the bylaws will provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the charter or bylaws, agreement, vote of stockholders or otherwise. Furthermore, our bylaws will authorize us to provide insurance for our directors, officers, employees, and agents against any liability, whether or not we would have the power to indemnify such person against such liability under the DGCL or the bylaws. Our bylaws will also provide that any indemnification agreement we

II-2

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

1.1	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2**	Amended and Restated Bylaws, as currently in effect.

3.3	Form of Amended and Restated Certificate of Incorporation, effecting a stock split, to be in effect prior to the effectiveness of this registration statement.

3.4	Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering.

3.5	Form of Amended and Restated Bylaws, to be in effect immediately prior to the completion of this offering.

4.1	Specimen Common Stock Certificate.

4.2**	Amended and Restated Investors’ Rights Agreement dated as of June 12, 2015, by and among CytomX Therapeutics, Inc. and the investors named therein.

4.3**	Warrant to Purchase Preferred Stock dated as of May 31, 2012, by and between ATEL Ventures, Inc., as Trustee, and CytomX Therapeutics, Inc.

4.4**	Warrant to Purchase Preferred Stock dated as of January 31, 2013, by and between ATEL Ventures, Inc., as Trustee, and CytomX Therapeutics, Inc.

4.5**	Warrant to Purchase Preferred Stock dated as of December 20, 2013, by and between ATEL Ventures, Inc., as Trustee, and CytomX Therapeutics, Inc.

5.1	Opinion of Sidley Austin LLP.

10.1**+	2011 Stock Incentive Plan, adopted on February 7, 2012, as amended the (“2011 Plan”).

10.2**+	Form of Restricted Stock Award Agreement and Option Exercise Agreement under the 2011 Plan.

10.3**+	2010 Stock Incentive Plan adopted on September 21, 2010 the (“2010 Plan”).

10.4**+	Form of Stock Option Agreement under the 2010 Plan.

10.5+	2015 Equity Incentive Plan, to be in effect immediately prior to the completion of this offering.

10.6+	2015 CytomX Therapeutics, Inc. Employee Stock Purchase Plan, to be in effect immediately prior to the completion of this offering.

10.7**+	Employment Offer Letter Agreement between CytomX Therapeutics, Inc. and Sean A. McCarthy, D. Phil, dated as of December 15, 2010.

10.8**+	Severance and Change of Control Agreement, by and between CytomX Therapeutics, Inc. and Sean A. McCarthy, D. Phil, dated as of April 1, 2015.

10.9**+	Employment Offer Letter Agreement between CytomX Therapeutics, Inc. and Bob Goeltz, dated as of March 19, 2015.

10.10**+	Severance and Change of Control Agreement, by and between CytomX Therapeutics, Inc. and Bob Goeltz, dated as of May 11, 2015.

10.11**+	Employment Offer Letter Agreement between CytomX Therapeutics, Inc. and W. Michael Kavanaugh, M.D., dated as of December 13, 2014.

10.12**+	Severance and Change of Control Agreement, by and between CytomX Therapeutics, Inc. and Michael Kavanaugh, dated as of April 1, 2015.

10.13**+	Employment Offer Letter Agreement between CytomX Therapeutics, Inc. and Cynthia J. Ladd, dated as of May 1, 2015.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

10.14**+	Severance and Change of Control Agreement, by and between CytomX Therapeutics, Inc. and Cynthia Ladd, dated as of June 15, 2015.

10.15+	Separation Agreement and General Release of Terms, by and between Henry B. Lowman, Ph.D. and CytomX Therapeutics, Inc., dated as of September 30, 2014.

10.16**+	Form of Indemnification Agreement by and between CytomX Therapeutics, Inc. and each of its directors.

10.17**†	Research Collaboration Agreement dated as of January 8, 2014, by and between ImmunoGen, Inc. and CytomX Therapeutics, Inc., as amended by the First Amendment to Research Collaboration Agreement effective as of April 3, 2015.

10.18†	Collaboration and License Agreement dated as of May 23, 2014, by and between CytomX Therapeutics, Inc. and Bristol-Myers Squibb Company.

10.19**†	Research Collaboration, Option and License Agreement dated as of May 30, 2013, by and between Pfizer, Inc. and CytomX Therapeutics, Inc.

10.20**	Lease Agreement dated as of March 29, 2013, by and between ARE-Technology Center SSF, LLC and CytomX Therapeutics, Inc.

10.21**	Exclusive Licence Agreement dated as of August 19, 2010, by and between The Regents of the University of California and CytomX Therapeutics, Inc., as amended by Amendment No. 1 to Exclusive Agreement effective as of May 30, 2013 and Amendment No. 2 to Exclusive Agreement effective as of November 8, 2013.

23.1**	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Sidley Austin LLP (included in Exhibit 5.1).

24.1**	Power of Attorney.

24.2	Power of Attorney.

**	Previously filed.
+	Indicates a management contract or compensatory plan.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment, and omitted portions have been filed separately with the Securities and Exchange Commission.